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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
42135

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nationwide Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 W. Nationwide Blvd., Mailing Code 5-02-210R

(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ewan Roswell	800-882-2822	roswele@nationwide.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

191 W. Nationwide Blvd.	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ewan Roswell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nationwide Fund Distributors, LLC _____, as of December 31 _____, 2 021 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jennifer Foster-Hardin
Notary Public, State of Ohio
My Commission Expires 11/16/2026

Signature: _____

Title:
AVP - Finance Controllership

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Nationwide Fund Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2001.

Columbus, Ohio
March 7, 2022

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

		December 31,
		2021
Assets		
Cash	$	12,757,082
Short-term investments		4,686,457
Fee-related receivables		11,573,625
Deferred sales commissions, net		136,025
Prepaid assets		27,389
Total assets	$	29,180,578
Liabilities and equity		
Liabilities		
Fee payable to broker-dealers	$	11,466,239
Payable to affiliates		11,019,826
Total liabilities	$	22,486,065
Member's equity		
Member's equity		6,694,513
Member's equity	$	6,694,513
Total liabilities and equity	$	29,180,578

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

		Year ended December 31, 2021
Revenues		
Revenues from sale of investment company shares	$	130,197,216
Interest income		234
Total revenues	$	130,197,450
Expenses		
Sales commissions to broker-dealers	$	128,913,272
Amortization of deferred sales commissions		312,349
Licenses and fees		173,766
Operating expenses		963,053
Total expenses	$	130,362,440
Net loss	$	(164,990)

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

		Member's equity
Balance as of December 31, 2020	$	6,859,503
Net loss		(164,990)
Balance as of December 31, 2021	$	6,694,513

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

		Year ended December 31, 2021
Cash flows from operating activities		
Net loss	$	(164,990)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Capitalization of deferred sales commissions		(303,161)
Amortization of deferred sales commissions		312,349
Increase in assets:		
Fee-related receivables		(1,211,157)
Prepaid assets		(2,573)
Increase in liabilities:		
Fee payable to broker-dealers		1,178,432
Payable to affiliates		1,365,371
Net cash used in operating activities	$	1,174,271
Cash flows from investing activities		
Increase in:		
Short-term investments	$	(234)
Net cash used in investing activities	$	(234)
Net increase in cash	$	1,174,037
Cash at beginning of year		11,583,045
Cash at end of year	$	12,757,082

See accompanying notes to the financial statements.

Nationwide Fund Distributors LLC

(a wholly-owned subsidiary of NFS Distributors, Inc.)

Notes to December 31, 2021 Financial Statements

(1) Nature of Operations

Nationwide Fund Distributors LLC ("the Company") is organized under the laws of the State of Delaware as a limited liability company and is a wholly-owned subsidiary of NFS Distributors, Inc. ("the Parent"), a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(2)(i) exemption provision of the Rule. To qualify for the exemption, the Company cannot carry margin accounts, hold customer monies or securities, and must effect all customer financial transactions through a bank account designated as a special account for the benefit of customers.

Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds ("the Funds").

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus ("COVID-19") a pandemic. The COVID-19 pandemic conditions create financial market volatility and uncertainty regarding whether and when certain customer behaviors will return to historical patterns, including sales of new and retention of existing policies. Although impacting certain sales and revenues, none of the aforementioned items have had a material impact on the overall financial condition of the Company. The extent to which the COVID-19 pandemic may impact the Company's ongoing operations and financial condition will depend on future developments that are evolving and uncertain.

Cash

Cash consists of cash deposited in noninterest-bearing accounts, including a $500 special reserve deposit.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Fee-Related Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge ("CDSC") paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period of one year. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $27,516 for the year ended December 31, 2021 related to unamortized sales commissions were recorded as a reduction of the asset.

Nationwide Fund Distributors LLC

(a wholly-owned subsidiary of NFS Distributors, Inc.)

Notes to December 31, 2021 Financial Statements

Fees Payable to Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds to the distributing broker-dealers, retaining a portion of the fees, known as underwriter fees. The gross fees received are reflected as Revenues from sale of investment company shares and, other than those deferred, the amounts paid to broker-dealers are recorded as Sales commissions to broker-dealers in the Statement of Operations.

Recognition of Revenue and Expenses

The Company accounts for revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the Funds for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from sale of investment company shares in the Statement of Operations. For the year ended December 31, 2021, 12b-1 distribution fees were $129,300,282. Within the contractual agreement, the performance obligation for the Company is to distribute the funds. Estimates of 12b-1 fees are considered constrained, variable revenue within ASC 606 as they are based on average net asset balances of the applicable month. Dealer commissions and underwriting fees are also considered variable revenue within ASC 606 as they are contingent on the timing of purchase by the investor and the value of the sales proceeds. Revenue is recognized at a point in time when the performance obligation is satisfied. For 12b-1 distribution fees, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly. For dealer commissions and underwriting fees, the performance obligation is satisfied at the time of purchase by the investor and recorded monthly. As the Company is primarily responsible for fulfilling these sales, they represent the principal of this relationship and record the associated revenue on a gross basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2021. Interest income is outside of the scope of FASB ASC 606 and is recognized as earned, on a monthly basis.

All expenses are recognized in the period incurred.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expenses are included in the income and expense of its single-member parent.

(3) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 4,686,457	$ -	$ -	$ 4,686,457
Assets at fair value	$ 4,686,457	$ -	$ -	$ 4,686,457

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The minimum net capital requirement was $1,499,071 at December 31, 2021. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

On December 31, 2021, the Company exceeded the FINRA minimum net capital by $4,693,968. In addition, The Company's aggregate indebtedness was 363% of net capital. As such, both elements of the net capital requirements were met.

(5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position.

The Company is subject to oversight by federal and state regulatory entities, including but not limited to the Department of Labor and the IRS. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company cooperates with regulators.

(6) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed pursuant to the NMIC cost sharing agreement.

Costs related to these agreements were $963,053 for the year ended December 31, 2021, which include allocated expenses of $826,477 for compensation and benefits, and are recorded as Operating expenses in the Statement of Operations.

Sales commissions to broker-dealers are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2021, the Payable to affiliates was $11,019,826. The Payable to affiliates is settled in cash on a monthly basis.

For the year ended December 31, 2021, the Company recorded expenses totaling $118,551,837 for services rendered by affiliated broker-dealers, which is included in Sales commissions to broker-dealers in the Statement of Operations. As of December 31, 2021, the Company owed $10,397,622 to those affiliated broker-dealers. This amount is settled in cash on a monthly basis.

(7) Subsequent Events

The Company evaluated subsequent events through March 7, 2022, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2021

Computation of Net Capital

1.	Total equity from Statement of Financial Condition	$ 6,694,513
2.	Deduct member's equity not allowable for net capital	-
3.	Total member's equity qualified for net capital	6,694,513
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	6,694,513
6.	(Deductions) and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	(407,745)
	B. Other (deductions) and/or charges	-
7.	Other additions and/or (credits)	-
8.	Net capital before haircuts on securities positions	6,286,768
9.	Haircuts on securities	(93,729)
10.	Net capital	$ 6,193,039

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of Line 19)	$ 1,499,071
12.	Minimum net capital requirement of reporting broker	25,000
13.	Net capital requirement (greater of line 11 or 12)	1,499,071
14.	Excess net capital (line 10 less line 13)	4,693,968
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ 3,944,432

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 22,486,065
17.	Add drafts for immediate credit	-
18.	Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))	-
19.	Total aggregate indebtedness	$ 22,486,065
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)	363.09%

Schedule of Nonallowable Assets (Line 6A)

Fee-related receivables	$ 244,331
Deferred sales commissions, net	136,025
Prepaid assets	27,389
Total Line 6A	$ 407,745

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2021, which was filed on **January 26, 2022**.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2021, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS LLC

(A Wholly-Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Fund Distributors, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Fund Distributors, LLC Exemption Report for the Fiscal Year Ended December 31, 2021 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c-3) (the Exemption Report), in which (1) Nationwide Fund Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
March 7, 2022

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.



Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2021 - (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2021, Nationwide Fund Distributors LLC was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the Firm states the following**:**

    A. Nationwide Fund Distributors LLC claimed an exemption under 17 C.F.R. 240.15c3-3(k)(2)(i), in which the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Nationwide Fund Distributors LLC", and

    B. Nationwide Fund Distributors LLC has met the identified exemption provisions for the fiscal year ended December 31, 2021 without exception.

We, Ewan Roswell and Holly Butson, swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: _Ewan Roswell_____

Title: **AVP, Finance Controllership**

Date: March 7, 2022

By: _Holly Butson_____

Title: **Chief Compliance Officer**

Date: March 7, 2022